UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In March and April 2016, Sanofi issued the statements attached hereto as Exhibit 99.1 to 99.6 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated March 16, 2016: Sanofi and DiCE Molecules Announce Research Collaboration to Discover Potential Therapeutics Based on Unique Small Molecule Discovery Platform

Exhibit 99.2	Press release dated March 16, 2016: Sanofi and Regeneron Strongly Disagree with U.S. Jury Verdict in Ongoing Patent Litigation Regarding Praluent® (alirocumab) Injection and Will Appeal

Exhibit 99.3	Press release dated March 23, 2016: Sanofi and Regeneron Announce Positive Topline Results from Phase 3 Praluent® (alirocumab) Study in Patients Undergoing LDL Apheresis Therapy

Exhibit 99.4	Press release dated March 29, 2016: Sanofi successfully prices EUR 1.8 billion bond issue

Exhibit 99.5	Press release dated April 1, 2016: Sanofi and Regeneron Announce Positive Dupilumab Topline Results from Two Phase 3 Trials in Inadequately Controlled Moderate-to-Severe Atopic Dermatitis Patients

Exhibit 99.6	Press release dated April 4, 2016: World’s First Public Dengue Immunization Program Starts in the Philippines

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 11, 2016		SANOFI

	By	/S/ Alexandra Roger
	Name:	Alexandra Roger
	Title:	Head of Securities Law and Capital Markets

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated March 16, 2016: Sanofi and DiCE Molecules Announce Research Collaboration to Discover Potential Therapeutics Based on Unique Small Molecule Discovery Platform

Exhibit 99.2	Press release dated March 16, 2016: Sanofi and Regeneron Strongly Disagree with U.S. Jury Verdict in Ongoing Patent Litigation Regarding Praluent® (alirocumab) Injection and Will Appeal

Exhibit 99.3	Press release dated March 23, 2016: Sanofi and Regeneron Announce Positive Topline Results from Phase 3 Praluent® (alirocumab) Study in Patients Undergoing LDL Apheresis Therapy

Exhibit 99.4	Press release dated March 29, 2016: Sanofi successfully prices EUR 1.8 billion bond issue

Exhibit 99.5	Press release dated April 1, 2016: Sanofi and Regeneron Announce Positive Dupilumab Topline Results from Two Phase 3 Trials in Inadequately Controlled Moderate-to-Severe Atopic Dermatitis Patients

Exhibit 99.6	Press release dated April 4, 2016: World’s First Public Dengue Immunization Program Starts in the Philippines

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